UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Admission to Trading

APPLICATION FOR ADMISSION OF NEW SHELL SHARES

September 1, 2026

Shell plc (the “Company”) announces that an application has been made to the London Stock Exchange for 228,003,843 new ordinary shares of €0.07 each in the capital of the Company (the “New Shell Shares”) to be admitted to trading on the Main Market of the London Stock Exchange. The New Shell Shares will, upon issue, rank equally with all other ordinary shares of the Company that are in issue.

The New Shell Shares will be issued by the Company as part of the consideration for the Company’s acquisition of ARC Resources Ltd.

The admission date for the New Shell Shares is expected to be 3 September 2026.

Enquiries

Shell Media Relations

International +44 (0)207 934 5550; U.S. and Canada: Contact form (https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396, 333-272192 and 333-292109).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: September 1, 2026	/s/ Karen Heslop
Karen Heslop
Deputy Company Secretary